Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and nine-month periods ended September 30, 2021 and 2020	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2021 and 2020	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended September 30,2021 and 2020	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2021 and 2020	7
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2021	8

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of September 30, 2021, and December 31, 2020

	Notes	September 30, 2021	December 31, 2020

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	15,486,114	18,695,040
Other financial assets	7/15	27,963	64,930
Trade and other receivables	7	199,035	68,373
Contract asset	7	383,432	-
Prepayments and deferred costs	7	1,339,521	661,221
Total current assets		17,436,065	19,489,564

Non-current assets
Right-of-use assets	8	511,805	565,344
Property, plant and equipment	9	54,206	67,760
Non-current financial assets	10	57,995	59,144
Total non-current assets		624,006	692,248

Total assets		18,060,071	20,181,812

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		290,990	308,611
Payables and accruals	11	2,980,274	2,491,927
Contract liability	15	-	733,668
Deferred income	16	-	86,481
Total current liabilities		3,271,264	3,620,687

Non-current liabilities
Non-current lease liabilities		230,234	258,785
Retirement benefits obligations	14	1,217,605	1,692,537
Total non-current liabilities		1,447,839	1,951,322

Equity
Share capital	12	49,272,952	32,848,635
Share premium	12	288,278,928	286,888,354
Treasury shares reserve	12	(15,475,255)	(6,078,935)
Other reserves		15,898,186	14,657,637
Accumulated deficit		(324,633,843)	(313,705,888)
Total equity		13,340,968	14,609,803

Total liabilities and equity		18,060,071	20,181,812

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements 3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month and nine-month periods ended September 30, 2021 and 2020

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2021	2020	2021	2020

		Amounts in Swiss francs
Revenue from contract with customer	15	682,002	27,264	2,518,820	1,792,117
Other income	16	75,778	75,388	233,261	195,345

Operating costs
Research and development		(2,862,276)	(1,978,955)	(9,342,158)	(7,850,543)
General and administration		(1,471,335)	(1,236,729)	(4,640,419)	(4,496,535)
Total operating costs	17	(4,333,611)	(3,215,684)	(13,982,577)	(12,347,078)

Operating loss		(3,575,831)	(3,113,032)	(11,230,496)	(10,359,616)

Finance income		(12,373)	1,280	356,209	34,049
Finance expense		(9,989)	(201,282)	(53,668)	(408,126)
Finance result	19	(22,362)	(200,002)	302,541	(374,077)

Net loss before tax		(3,598,193)	(3,313,034)	(10,927,955)	(10,733,693)
Income tax expense		-	-	-	-
Net loss for the period		(3,598,193)	(3,313,034)	(10,927,955)	(10,733,693)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.11)	(0.12)	(0.32)	(0.40)

Other comprehensive income/(loss)
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation		84,544	(150,130)	336,006	(192,178)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(1,169)	(1,278)	527	(2,125)
Other comprehensive income/(loss) for the period, net of tax		83,375	(151,408)	336,533	(194,303)

Total comprehensive loss for the period		(3,514,818)	(3,464,442)	(10,591,422)	(10,927,996)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Additional Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the period		-	-	-	-	-	(10,733,693)	(10,733,693)
Other comprehensive loss for the period		-	-	-	(2,125)	(192,178)	-	(194,303)
Total comprehensive loss for the period		-	-	-	(2,125)	(192,178)	(10,733,693)	(10,927,996)
Value of share-based services	13	-	-	-	-	946,234	-	946,234
Movement in treasury shares:	12
Settlement of supplier invoices		-	58,442	171,079	-	-	-	229,521
Net purchases under liquidity agreement		-	28,796	(56,418)	-	-	-	(27,622)
Balance as of September 30, 2020		32,848,635	286,463,215	(6,457,655)	(655,286)	15,126,039	(311,580,982)	15,743,966

Balance as of January 1, 2021		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the period		-	-	-	-	-	(10,927,955)	(10,927,955)
Other comprehensive income for the period		-	-	-	527	336,006	-	336,533
Total comprehensive loss for the period		-	-	-	527	336,006	(10,927,955)	(10,591,422)
Issue of shares-third parties	12	6,900,000	3,199,323	-	-	-	-	10,099,323
Issue of treasury shares	12	9,524,317	-	(9,524,317)	-	-	-	-
Cost of share capital issuance		-	(1,896,021)	-	-	-	-	(1,896,021)
Value of share-based services	13	-	-	-	-	904,016	-	904,016
Movement in treasury shares:	12
Settlement of supplier invoices		-	48,517	112,026	-	-	-	160,543
Net purchases under liquidity agreement		-	(5,799)	(31,169)	-	-	-	(36,968)
Sales under ATM program		-	3,882	7,200	-	-	-	11,082
Cost of treasury shares sales		-	(332)	-	-	-	-	(332)
Other net sales of treasury shares		-	41,004	39,940	-	-	-	80,944
Balance as of September 30, 2021		49,272,952	288,278,928	(15,475,255)	(656,703)	16,554,889	(324,633,843)	13,340,968

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended September 30, 2021 (1/2)

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Additional Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the period		-	-	-	-	-	(4,305,921)	(4,305,921)
Other comprehensive income for the period		-	-	-	(33)	184,951	-	184,918
Total comprehensive loss for the period		-	-	-	(33)	184,951	(4,305,921)	(4,121,003)
Value of share-based services	13	-	-	-	-	297,708	-	297,708
Movement in treasury shares:	12
Settlement of supplier invoices		-	20,123	62,808	-	-	-	82,931
Net sales under liquidity agreement		-	(3,193)	596	-	-	-	(2,597)
Balance as of March 31, 2020		32,848,635	286,392,907	(6,508,912)	(653,194)	14,854,642	(305,153,210)	21,780,868
Net loss for the period		-	-	-	-	-	(3,114,738)	(3,114,738)
Other comprehensive loss for the period		-	-	-	(814)	(226,999)	-	(227,813)
Total comprehensive loss for the period		-	-	-	(814)	(226,999)	(3,114,738)	(3,342,551)
Value of share-based services	13	-	-	-	-	343,083	-	343,083
Movement in treasury shares:	12
Settlement of supplier invoices		-	7,832	49,034	-	-	-	56,866
Net purchases under liquidity agreement		-	(4,794)	(32,355)	-	-	-	(37,149)
Balance as of June 30, 2020		32,848,635	286,395,945	(6,492,233)	(654,008)	14,970,726	(308,267,948)	18,801,117
Net loss for the period		-	-	-	-	-	(3,313,034)	(3,313,034)
Other comprehensive loss for the period		-	-	-	(1,278)	(150,130)	-	(151,408)
Total comprehensive loss for the period		-	-	-	(1,278)	(150,130)	(3,313,034)	(3,464,442)
Value of share-based services	13	-	-	-	-	305,443	-	305,443
Movement in treasury shares:	12
Settlement of supplier invoices		-	30,487	59,237	-	-	-	89,724
Net purchases under liquidity agreement		-	36,783	(24,659)	-	-	-	12,124
Balance as of September 30, 2020		32,848,635	286,463,215	(6,457,655)	(655,286)	15,126,039	(311,580,982)	15,743,966

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended September 30, 2021 (2/2)

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Additional Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2021		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the period		-	-	-	-	-	(2,639,613)	(2,639,613)
Other comprehensive income for the period		-	-	-	464	125,401	-	125,865
Total comprehensive loss for the period		-	-	-	464	125,401	(2,639,613)	(2,513,748)
Issue of shares-third parties	12	6,900,000	3,199,323	-	-	-	-	10,099,323
Cost of share capital issuance		-	(1,767,053)	-	-	-	-	(1,767,053)
Value of share-based services	13	-	-	-	-	186,102	-	186,102
Movement in treasury shares:	12
Settlement of supplier invoices		-	21,284	37,382	-	-	-	58,666
Net purchases under liquidity agreement		-	8,061	(63,028)	-	-	-	(54,967)
Other net sales of treasury shares		-	41,004	39,940	-	-	-	80,944
Balance as of March 31, 2021		39,748,635	288,390,973	(6,064,641)	(656,766)	15,626,370	(316,345,501)	20,699,070
Net loss for the period		-	-	-	-	-	(4,690,149)	(4,690,149)
Other comprehensive income for the period		-	-	-	1,232	126,061	-	127,293
Total comprehensive loss for the period		-	-	-	1,232	126,061	(4,690,149)	(4,562,856)
Issue of treasury shares	12	9,524,317	-	(9,524,317)	-	-	-	-
Cost of share capital issuance		-	(135,434)	-	-	-	-	(135,434)
Value of share-based services	13	-	-	-	-	336,849	-	336,849
Movement in treasury shares:	12
Settlement of supplier invoices		-	13,831	42,924	-	-	-	56,755
Net sales under liquidity agreement		-	(12,483)	40,825	-	-	-	28,342
Balance as of June 30, 2021		49,272,952	288,256,887	(15,505,209)	(655,534)	16,089,280	(321,035,650)	16,422,726
Net loss for the period		-	-	-	-	-	(3,598,193)	(3,598,193)
Other comprehensive income for the period		-	-	-	(1,169)	84,544	-	83,375
Total comprehensive loss for the period		-	-	-	(1,169)	84,544	(3,598,193)	(3,514,818)
Cost of share capital issuance		-	6,466	-	-	-	-	6,466
Value of share-based services	13	-	-	-	-	381,065	-	381,065
Movement in treasury shares:	12
Settlement of supplier invoices		-	13,402	31,720	-	-	-	45,122
Net purchases under liquidity agreement		-	(1,377)	(8,966)	-	-	-	(10,343)
Sales under ATM program		-	3,882	7,200	-	-	-	11,082
Cost of treasury shares sales		-	(332)	-	-	-	-	(332)
Balance as of September 30, 2021		49,272,952	288,278,928	(15,475,255)	(656,703)	16,554,889	(324,633,843)	13,340,968

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2021 and 2020

			For the nine months ended September 30,
	Notes		2021	2020

			Amounts in Swiss francs
Net loss for the period			(10,927,955)	(10,733,693)
Adjustments for:
Depreciation	8	/9	264,647	291,677
Disposal of right-of-use assets			(127)	-
Value of share-based services	13		904,016	946,234
Post-employment benefits			(138,926)	(42,031)
Finance cost/(income) net			(328,768)	412,504
Decrease/(increase) in other financial assets	7		36,967	(52,378)
Decrease/(increase) in trade and other receivables	7		(130,662)	42,192
Increase in contract asset	7		(383,432)	-
Increase in prepayments	7		(841,139)	(572,751)
Increase/(decrease) in payables and accruals	11		444,687	(2,279,614)
Decrease in contract liability	15		(733,668)	(945,737)
Decrease in deferred income	16		(86,481)	(180,839)
Services paid in shares			160,543	229,521
Net cash used in operating activities			(11,760,298)	(12,884,915)

Cash flows from investing activities
Purchase of property, plant and equipment	9		(7,063)	(11,329)
Proceeds from decrease in non-current financial assets	10		1,149	-
Net cash used in investing activities			(5,914)	(11,329)

Cash flows from financing activities
Proceeds from capital increase			10,161,746	-
Costs paid on issue of shares			(1,685,668)	(109,167)
(Purchase)/sale of treasury shares			54,726	(27,622)
Principal element of lease payment			(235,715)	(281,314)
Interest received	19		4,568	34,049
Interest paid	19		(53,668)	(59,228)
Net cash from/(used in) financing activities			8,245,989	(443,282)

Decrease in cash and cash equivalents			(3,520,223)	(13,339,526)

Cash and cash equivalents at the beginning of the period	6		18,695,040	31,536,803
Exchange difference on cash and cash equivalents			311,297	(383,827)

Cash and cash equivalents at the end of the period	6		15,486,114	17,813,450

The accompanying notes form an integral part of these consolidated financial statements.

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month and nine-month periods ended September 30, 2021

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These condensed consolidated financial statements have been approved for issuance by the Board of Directors on November 3, 2021.

2. Basis of preparation

These condensed consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2021, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited condensed consolidated interim financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the condensed consolidated interim financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2020.

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2021. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the condensed consolidated interim financial statements.

Due to rounding, numbers presented throughout these condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of these unaudited condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital to finance its future operations that may be delayed due to COVID 19 pandemic. The Group will seek additional funding through public or private financings or collaboration agreements. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remain solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

On March 18, 2020, the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID). The Group decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with the Group’s planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial.

On June 29, 2021, the Group announced the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID and on September 29, 2021, the Group announced the initiation of an exploratory placebo-controlled phase 2 clinical study of dipraglurant in blepharospasm.

Although the Group believes, based on current projections of the pandemic, that it will be able to execute the clinical trials as planned, the duration of the COVID-19 crisis is uncertain and may impact the Group’s ability to execute these clinical trials as planned. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to dipraglurant and our other product candidates. Any such delays could increase the cost of our clinical trials and increase the uncertainty of receiving approval from the FDA of our product candidates.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2021 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

To date, the Group has not experienced significant changes in the estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Group may be required to make changes to the estimates in the future as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with pre-clinical and clinical trials of specific products that do not have any demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month and nine-month periods ended September 30, 2021 and 2020 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Collaborative research funding	682,002	27,264	2,518,820	1,792,117
Grants earned	71,478	70,033	218,330	180,839
Other service income	4,300	5,355	14,931	14,506
Total	757,780	102,652	2,752,081	1,987,462

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Indivior PLC	682,002	27,264	2,518,820	1,792,117
Eurostars/Innosuisse	71,478	70,033	218,330	180,839
Other counterparties	4,300	5,355	14,931	14,506
Total	757,780	102,652	2,752,081	1,987,462

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	September 30, 2021	December 31, 2020
Switzerland	620,010	665,012
United States of America	3,608	26,847
France	388	389
Total	624,006	692,248

The geographical analysis of operating costs is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Switzerland	4,324,391	3,192,154	13,952,548	12,278,647
United States of America	8,581	19,221	25,208	62,268
France	639	4,309	4,821	6,163
Total operating costs (note 17)	4,333,611	3,215,684	13,982,577	12,347,078

The capital expenditure during the nine-month period ended September 30, 2021 is CHF 7,063 (CHF 11,329 for the nine-month period ended September 30, 2020).

6. Cash and cash equivalents

	September 30, 2021	December 31, 2020
Cash at bank and on hand	15,486,114	18,695,040
Total cash and cash equivalents	15,486,114	18,695,040

Split by currency:

	September 30, 2021	December 31, 2020
CHF	65.78%	60.53%
USD	33.42%	38.70%
EUR	0.32%	0.63%
GBP	0.48%	0.14%
Total	100.00%	100.00%

The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with Swiss banks. In addition, the Group invests a portion of its USD cash in line with its treasury guidelines. As of December 31, 2020, non-used funds received from Eurostars/Innosuisse amount to CHF 86,481 (note 16).

All cash and cash equivalents were held either at banks or on hand as of September 30, 2021 and December 31, 2020.

7. Other current assets

	September 30, 2021	December 31, 2020
Other financial assets	27,963	64,930
Trade and other receivables	199,035	68,373
Contract asset	383,432	-
Prepayments	1,339,521	498,382
Deferred costs	-	162,839
Total other current assets	1,949,951	794,524

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of September 30, 2021, the contract asset relates to the research agreement with Indivior whilst the trade and other receivables comprise of CHF 131,848 related to the grant from Eurostars/Innosuisse to be received and three non-governmental debtors whose combined outstanding balances are CHF 6,352 (four non-governmental debtors for CHF 20,577 as of December 31, 2020). The Group has considered that the contract asset and the trade and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of September 30, 2021 and December 31, 2020. The increase in prepayments as of September 30, 2021 compared to December 31, 2020 primarily relates to the Directors and Officers (D&O) Insurance premiums. As of December 31, 2020 deferred costs relate to paid legal and auditor fees associated with the preparation of the capital increase executed on January 8, 2021.

8. Right-of-use assets

	Properties	Equipment	Total
Year ended December 31, 2020
Opening net book amount	496,126	47,214	543,340
Additions	27,612	-	27,612
Depreciation charge	(333,714)	(25,760)	(359,474)
Effect of lease modifications	434,150	-	434,150
Disposals	(72,504)	-	(72,504)
Exchange differences	(7,780)	-	(7,780)
Closing net book amount	543,890	21,454	565,344
As of December 31, 2020
Cost	1,111,338	71,168	1,182,506
Accumulated depreciation	(567,448)	(49,714)	(617,162)
Net book value	543,890	21,454	565,344

	Properties	Equipment	Total
Period ended September 30, 2021
Opening net book amount	543,890	21,454	565,344
Additions	2,000	-	2,000
Depreciation charge	(224,579)	(19,451)	(244,030)
Effect of lease modifications	174,297	17,676	191,973
Disposals	(4,303)	-	(4,303)
Exchange differences	821	-	821
Closing net book amount	492,126	19,679	511,805
As of September 30, 2021
Cost	1,264,044	88,844	1,352,888
Accumulated depreciation	(771,918)	(69,165)	(841,083)
Net book value	492,126	19,679	511,805

9. Property, plant and equipment

	Equipment	Furniture & fixtures	Chemical library	Total
Year ended December 31, 2020
Opening net book amount	27,626	-	-	27,626
Additions	59,414	-	-	59,414
Depreciation charge	(19,280)	-	-	(19,280)
Closing net book amount	67,760	-	-	67,760
As of December 31, 2020
Cost	1,682,279	7,564	1,207,165	2,897,008
Accumulated depreciation	(1,614,519)	(7,564)	(1,207,165)	(2,829,248)
Net book value	67,760	-	-	67,760

	Equipment	Furniture & fixtures	Chemical library	Total
Period ended September 30, 2021
Opening net book amount	67,760	-	-	67,760
Additions	7,063	-	-	7,063
Depreciation charge	(20,617)	-	-	(20,617)
Closing net book amount	54,206	-	-	54,206
As of September 30, 2021
Cost	1,689,342	7,564	1,207,165	2,904,071
Accumulated depreciation	(1,635,136)	(7,564)	(1,207,165)	(2,849,865)
Net book value	54,206	-	-	54,206

10. Non-current financial assets

	September 30, 2021	December 31, 2020
Security rental deposits	57,995	59,144
Total non-current financial assets	57,995	59,144

11. Payables and accruals

	September 30, 2021	December 31, 2020
Trade payables	1,157,170	983,545
Social security and other taxes	110,741	171,876
Accrued expenses	1,712,363	1,336,506
Total payables and accruals	2,980,274	2,491,927

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The increase in payables and accrued expenses as of September 30, 2021 compared to December 31, 2020, primarily relates to increased R&D activities on the dipraglurant PD LID program. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2020	32,848,635	(6,243,487)	26,605,148
Settlement of supplier invoices	-	171,079	171,079
Net purchase of treasury shares under liquidity agreement	-	(21,925)	(21,925)
Balance as of September 30, 2020	32,848,635	(6,094,333)	26,754,302

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2021	32,848,635	(5,729,861)	27,118,774
Issue of shares – capital increase	16,424,317	(9,524,317)	6,900,000
Settlement of supplier invoices	-	112,026	112,026
Net purchase of treasury shares under liquidity agreement	-	(26,956)	(26,956)
Sale of treasury shares under ATM program	-	7,200	7,200
Other net sale of treasury shares	-	39,940	39,940
Balance as of September 30, 2021	49,272,952	(15,121,968)	34,150,984

The Company maintains a Liquidity Agreement with Kepler Capital Markets SA (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of September 30, 2021, 81,445 (December 31, 2020: 54,489) treasury shares are recorded under this agreement in the treasury share reserve and CHF 27,963 (December 31, 2020: CHF 64,930) is recorded in other financial assets.

As of September 30, 2021, the total outstanding share capital is CHF 34,150,984, consisting of 34,150,984 shares excluding 15,121,968 treasury shares. As of December 31, 2020, the total outstanding share capital was CHF 27,118,774 consisting of 27,118,774 shares excluding 5,729,861 treasury shares. All shares have a nominal value of CHF 1.

On April 23, 2021, Addex Therapeutics Ltd issued 9,524,317 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1. These shares are held as treasury shares.

On January 8, 2021, Addex Therapeutics Ltd issued 6,900,000 registered shares, with a nominal value of CHF 1 each, at an issue price of CHF 1.46. Out of the total new shares, 6,750,000 are in the form of American Depositary Shares, listed on the Nasdaq Stock Market. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million) and directly related share issuance costs of CHF 1.8 million were recorded as a deduction in equity.

During the nine-month period ended September 30, 2021, the Group sold 39,940 treasury shares for a gross amount of CHF 80,944 under a Sale Agency Agreement entered with Kepler Cheuvreux and used 112,026 treasury shares to purchase services from consultants (September 30, 2020: 171,079) including 60,638 treasury shares for Roger Mills, the Group’s Chief Medical Officer (September 30, 2020: 92,423). The total value of consulting services settled in shares was CHF 159,455 for the nine-month period ended September 30, 2021 (CHF 229,521 for the nine-month period ended September 30, 2020). On June 30, 2021, the Company entered into a sales agreement with Cantor Fitzgerald & Co (Cantor Fitzgerald) to offer ADSs through an “at-the-market” (ATM) offering program. As of September 30, 2021, 7,200 treasury shares have been sold under the ATM offering program for a gross amount of CHF 11,082.

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees and consultants for the three-month and nine-month periods ended September 30, 2021 amounts respectively to CHF 381,065 and CHF 904,016 (CHF 305,443 and CHF 946,234 for the three-month and nine-month periods ended September 30, 2020).

As of September 30, 2021, 8,636,464 options were outstanding (6,768,460 options as of December 31, 2020). During the nine-month period ended September 30, 2021, the Group granted 1,872,900 options with vesting over 4 years and a 10-year exercise period and 4,896 options were forfeited. Of these new options, 27,492 were granted at an exercise price of CHF 1.99 on April 1, 2021, 1,801,000 were granted at an exercise price of CHF 1.45 on May 17, 2021 and 44,408 were granted at an exercise price of CHF 1.6 on July 1, 2021.

On January 1, 2020, the exercise period of 194,687 vested options has been extended for 5 years and share-based compensation related to the fair value adjustment for the exercise period extensions of CHF 25,683 has been recognized for the nine-month period ended September 30, 2020 (CHF 4,070 for the three-month period ended September 30, 2020).

As of September 30, 2021 and December 31, 2020, a total of 198,750 equity sharing certificates (ESCs) were outstanding.

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Current service cost	(104,452)	(78,932)	(267,891)	(236,795)
Past service cost	-	-	219,104	102,764
Interest cost	(6,384)	(5,501)	(18,505)	(16,503)
Interest income	3,858	3,551	11,572	10,652
Company pension amount (note 18)	(106,978)	(80,882)	(55,720)	(139,882)

The conversion rates have successively changed as of January 1, 2020, and January 1, 2021, which has led to a positive past service cost for the nine-month periods ended September 30, 2020 and 2021.

The amounts recognized in the balance sheet are determined as follows:

	September 30, 2021	December 31, 2020
Defined benefit obligation	(9,102,774)	(9,406,967)
Fair value of plan assets	7,885,169	7,714,430
Funded status	(1,217,605)	(1,692,537)

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 1.4 million has been paid to the Group on August 20, 2021, a remaining amount of CHF 1.3 million is expected to be received directly by the Group and CHF 1 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

For the three-month and nine-month periods ended September 30, 2021, the Group recognized CHF 0.7 million and CHF 2.5 million as revenue, respectively (For the three-month and the nine-month periods ended September 30, 2020, CHF 0.03 million and CHF 1.8 million, respectively) and recorded CHF 0.4 million as contract asset as of September 30, 2021 (December 31, 2020: CHF 0.7 million as contract liability).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement in the three-month and nine-month periods ended September 30, 2021 and 2020.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

The Group was awarded a grant by Eurostars/Innosuisse for CHF 512,032 of which CHF 380,184 were paid as of September 30, 2021. For the three-month and nine-month periods ended September 30, 2021, the Group recognized CHF 71,478 and CHF 218,330 as other income (CHF 70,033 and CHF 180,839 for the three-month and nine-month periods ended September 30, 2020). As of September 30, 2021, the Group recognized CHF 131,848 as other receivables in accordance with the grant conditions (CHF 86,481 as short-term deferred income as of December 31, 2020).

For the three-month and nine-month periods ended September 30, 2021, the Group additionally recognized other income from IT consultancy agreements for CHF 4,300 and CHF 14,931 (CHF 5,355 and CHF 14,506 for the three-month and nine-month periods ended September 30, 2020).

17. Operating costs

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Staff costs (note 18)	1,306,553	1,061,189	3,469,897	3,278,253
Depreciation (notes 8/9)	87,738	99,007	264,647	291,677
External research and development costs	1,805,413	1,167,229	6,546,750	5,310,617
Laboratory consumables	83,224	70,187	222,130	229,981
Patent maintenance and registration costs	52,819	63,010	197,780	236,370
Professional fees	342,410	208,441	1,271,156	1,203,687
Short-term leases	7,330	9,676	23,767	27,010
D&O insurance	397,604	389,506	1,193,462	1,116,391
Other operating costs	250,520	147,439	792,988	653,092
Total operating costs	4,333,611	3,215,684	13,982,577	12,347,078

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, professional fees, D&O insurance and other operating costs.

During the nine-month period ended September 30, 2021, total operating costs increased by CHF 1.6 million compared to the same period ended September 30, 2020, primarily due to increased external research and development costs of CHF 1.2 million relating to dipraglurant blepharospasm program for CHF 0.6 million and GABAB PAM program for CHF 0.3 million. During the same period, staff costs increased by CHF 0.2 million primarily due to increased R&D headcount.

During the three-month period ended September 30, 2021, total operating costs increased by CHF 1.1 million compared to the same period ended September 30, 2020, primarily due to increased external research and development costs of CHF 0.6 million relating to dipraglurant PD LID program for CHF 0.3 million and dipraglurant blepharospasm program for CHF 0.2 million. During the same period, staff costs increased by CHF 0.2 million primarily due to increased R&D headcount.

18. Staff costs

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Wages and salaries	798,639	668,626	2,391,241	2,170,043
Social charges and insurances	89,866	69,042	307,472	244,922
Value of share-based services	311,070	242,639	715,464	723,406
Retirement benefit (note 14)	106,978	80,882	55,720	139,882
Total staff costs	1,306,553	1,061,189	3,469,897	3,278,253

19. Finance result, net

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Interest income	1,239	1,280	4,568	34,049
Interest cost	(4,469)	(8,649)	(35,873)	(44,126)
Interest expense on leases	(5,520)	(3,884)	(17,795)	(15,102)
Foreign exchange (losses)/gains, net	(13,612)	(188,749)	351,641	(348,898)
Finance result, net	(22,362)	(200,002)	302,541	(374,077)

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding shares purchased by the Group and held as treasury shares.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Loss attributable to equity holders of the Company	(3,598,193)	(3,313,034)	(10,927,955)	(10,733,693)
Weighted average number of shares in issue	34,122,052	26,687,189	33,900,655	26,653,630
Basic and diluted loss per share	(0.11)	(0.12)	(0.32)	(0.40)

The Company has three categories of dilutive potential shares as of September 30, 2021 and 2020: equity sharing certificates (“ESCs”), share options and warrants. For the three-month and nine-month periods ended September 30, 2021 and 2020, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be antidilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Salaries, other short-term employee benefits and post-employment benefits	370,108	278,485	1,163,185	1,037,801
Consulting fees	50,052	67,576	171,906	247,049
Share-based compensation	308,545	271,946	729,766	783,331
Total	728,705	618,007	2,064,857	2,068,181

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 117,170 as of September 30, 2021 (December 31, 2020: CHF 145,443).

22. Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading.